EXHIBIT 99.1

At the Annual General Meeting of Shareholders (the “Meeting”) of Eltek Ltd. (the “Company”) held at the Company’s offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, on Sunday, December 30, 2012, the following resolutions were adopted:

1.
To elect Mr. Itamar Levy to serve as a Class I director until our 2015 Annual General Meeting of Shareholders and Ms. Irit Eluz to serve as a Class II director until our 2013 Annual General Meeting of Shareholders.

	Number of Shares Voted For	% of the Shares Represented at the Meeting
Itamar Levy	2,085,207	84.56%
Irit Eluz	2,085,207	84.56%

2.	To re-elect Ms. Ophira Rosolio-Aharonson as an outside director for a third three-year term;

	Number of Shares Voted For	% of the Shares Represented at the Meeting
Ophira Rosolio-Aharonson	2,451,583 (1)	99.53%

(1) including 861,143 shares held by persons who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders (98.66% of such persons)

3.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2012;

Number of Shares Voted For	% of the Shares Represented at the Meeting
2,469,223	99.75%